EXHIBIT 4.10



April 1, 1997


Mr. James R. Phillips, Jr.
8202 Woodcreek
Woodway, Texas 76712

Dear Jim:

This letter confirms our telephone conversation of March 24, 1997. You suggested that we agree upon a $15,000 advisory fee for your efforts and ideas in the recent private placement. You also suggested that in the event the Company does another offering similar to the recent one with the Dallas investors, that you be permitted to participate up to the amount of $35,000.
This is an acceptable arrangement to Electrosource, and it is agreed to. However, we should have a time limit on your participation in future offerings on the "Dallas terms" and would suggest that it be a period of one year from January 23, 1997, when the offering was completed. That is, if the Company does an offer similar to the $6.56 per share and one warrant per dollar invested before January 23, 1998, you will be offered the opportunity to participate up to the amount of $35,000.
The $15,000 fee will be paid, I propose, in two equal installments; the first by April 20, 1997 and the second by May 15, 1997.
If you agree with all the above terms as full payment and satisfaction of any amounts due you with regard to the aforementioned offering, please sign where indicated below and return a copy to me at your earliest convenience. We will then get payment to you.
I appreciate your cooperation in working this out.
Very truly yours,


    /s/

James M. Rosel
Vice President Finance
and General Counsel

cc:  M.G. Semmens
     M.B. Koenig

      AGREED TO AND ACCEPTED by James R. Phillips, Jr. this 1st day of April, 1997.


                                         /s/
                                   James R. Phillips, Jr.